Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

By and Among

GREATER DELAWARE VALLEY SAVINGS BANK

(DOING BUSINESS AS ALLIANCE BANK)

GREATER DELAWARE VALLEY HOLDINGS, A MUTUAL COMPANY

ALLIANCE INTERIM SAVINGS BANK

And

ALLIANCE BANCORP, INC. OF PENNSYLVANIA

DATED AS OF JUNE 21, 2006

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization, dated as of June 21, 2006 (the “Agreement”), is made by and among Greater Delaware Valley Savings Bank, a Pennsylvania chartered savings bank doing business as Alliance Bank (the “Bank”), Greater Delaware Valley Holdings, A Mutual Company, a Pennsylvania chartered mutual holding company (the “MHC”), Alliance Interim Savings Bank (the “Interim”), a to-be-formed Pennsylvania chartered interim savings bank, and Alliance Bancorp, Inc. of Pennsylvania (the “Company”), a to-be-formed federally chartered corporation.

RECITALS:

WHEREAS, on March 3, 1995, the Bank completed its original reorganization into the mutual holding company form pursuant to which the MHC was organized and acquired 80.1% of the issued and outstanding shares of common stock of the Bank with the remaining shares being sold in a public offering to Bank depositors, employee benefit plans and the public;

WHEREAS, the Boards of Directors of the Bank and MHC have determined that it is in the best interests of the Bank, the MHC and the Bank shareholders and depositors to form a mid-tier stock holding company through a series of transactions, including a merger transaction, whereby the shares of the Bank will be exchanged for shares of the Company and the Bank will become a wholly-owned subsidiary of the Company (collectively, the “Reorganization”);

WHEREAS, the Boards of Directors of the Bank and the MHC also have determined that it is in the best interests of the Bank, the MHC and the Bank shareholders and depositors to offer and sell additional shares of common stock of the Company in accordance with applicable federal and Pennsylvania law and regulation to Bank depositors, employee benefit plans and the general public;

WHEREAS, the Board of Directors of the MHC has determined that it is in the best interest of the MHC to convert from a Pennsylvania chartered mutual holding company to a federally chartered mutual holding company in order to facilitate the Reorganization;

WHEREAS, the Bank will organize the Company under federal law and regulation for the purpose of becoming the mid-tier holding company of the Bank;

WHEREAS, the Bank will organize the Interim as a Pennsylvania chartered interim stock savings bank with the Company as its sole shareholder in order to facilitate the Reorganization by effecting a merger of Interim with and into the Bank (the “Merger”), with the Bank as the surviving institution (the “Surviving Bank”);

WHEREAS, upon consummation of the Reorganization, the MHC will operate under the name “Alliance Mutual Holding Company”;

WHEREAS, as part of the Merger all of the outstanding shares of common stock of the Bank will be converted automatically into and become shares of common stock of the Company and the shares of common stock of Interim held by the Company will be converted into shares of common stock of the Surviving Bank thereby making the Company the sole shareholder of the Surviving Bank;

WHEREAS, immediately following the completion of the Merger and the Reorganization, the Company, upon the receipt of all requisite regulatory approvals including the approval of the Office of Thrift

Supervision (the “OTS”), will issue certain additional shares (the “Additional Shares”) of Company Common Stock (as hereinafter defined) pursuant to a Plan of Additional Stock Issuance dated as of June 21, 2006 (the “Plan of Additional Stock Issuance”) of the Company (the “Additional Stock Issuance”);

WHEREAS, in order to facilitate the Reorganization and the Additional Stock Issuance, the Bank has determined to make an election under Section 10(l) of the Home Owners’ Loan Act to be treated as a savings association and to have the MHC and, subsequent to the Reorganization, the Company chartered by the OTS and regulated as savings and loan holding companies; and

WHEREAS, the Bank and Interim (the “Constituent Banks”) desire to provide herein for the terms and conditions of the Merger.

NOW, THEREFORE, the Bank, the Interim, the MHC and the Company hereby agree as follows:

1.    Effective Date.  The Merger shall become effective on the date specified in the Articles of Merger relating to the Merger filed with the Department of Banking (the “Banking Department”) of the Commonwealth of Pennsylvania pursuant to Section 1609 of the Banking Code of 1965 of the Commonwealth of Pennsylvania (the “Code”), or any successor thereto (the “Effective Date”).  The Reorganization shall become effective on the Effective Date upon the receipt of all necessary regulatory approvals from the OTS and the Department.  As of the Effective Date, the MHC, upon the receipt of all necessary regulatory approvals from the OTS and the Department, shall convert to a federally chartered mutual holding company.

2.    The Merger and Effect Thereof.  Subject to the terms and conditions set forth herein, including, without limitation, the receipt of all requisite prior approvals from the Banking Department, the OTS and the Federal Deposit Insurance Corporation (the “FDIC”) and the expiration of all applicable waiting periods, Interim shall merge with and into the Bank, which shall be the Surviving Bank.  Upon consummation of the Merger, the Surviving Bank shall be considered the same business and corporate entity as each of the Constituent Banks and thereupon and thereafter all the property, rights, powers and franchises of each of the Constituent Banks shall vest in the Surviving Bank and the Surviving Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of the Constituent Banks and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Bank.  In addition, any reference to either of the Constituent Banks in any contract, will or document, whether executed or taking effect before or after the Effective Date, shall be considered a reference to the Surviving Bank if not inconsistent with the other provisions of the contract, will or document; and any pending action or other judicial proceeding to which either of the Constituent Banks is a party shall not be deemed to have abated or to have been discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had not occurred or the Surviving Bank may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of the Constituent Banks if the Merger had not occurred.

3.    Conversion of Stock.

(a)  On the Effective Date, (i) each share of common stock, par value $.01 per share of the Bank (“Alliance Common Stock”), issued and outstanding immediately prior to the Effective Date shall, subject to the provisions of paragraph (c) of this Section 3, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the number of shares of common stock, par value $.01 per share of the

Company (“Company Common Stock”) equal to the exchange ratio  (the “Exchange Ratio”) established by the Board of Directors of the Company in accordance with paragraph (b) of this Section 3; (ii) each share of common stock, par value $.01 per share of Interim (“Interim Common Stock”), issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the Surviving Bank; and (iii) each share of Company Common Stock issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled.  By voting in favor of this Agreement, the Company, as the sole shareholder of Interim, shall have agreed (i) to issue shares of Company Common Stock in accordance with the terms hereof and (ii) to cancel all previously issued and outstanding shares of Company Common Stock upon the effectiveness of the Merger.

(b)  The Exchange Ratio shall be the number, as determined by the Board of Directors of the Company upon consideration of the number of Additional Shares to be issued in accordance with the Plan of Additional Stock Issuance, that, when multiplied by the number of shares of Alliance Common Stock held by the shareholders of the Bank immediately prior to the Merger other than the MHC (the “Bank Public Shareholders”), will result in the Bank Public Shareholders owning (without giving effect to any Additional Shares that may be acquired by the Bank Public Shareholders) approximately the same percentage of issued and outstanding shares of Company Common Stock as Alliance Common Stock that they owned immediately prior to the Merger taking into consideration the cash paid in lieu of any fractional share interest.

(c)  Notwithstanding any other provision hereof, no fractional shares of Company Common Stock will be issued upon conversion of Alliance Common Stock pursuant to this Section 3.  In lieu thereof, each holder of shares of Alliance Common Stock entitled to a fraction of Company Common Stock shall, at the time of surrender of certificates representing such holder’s shares of Alliance Common Stock, receive an amount of cash (without interest) equal to the amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Actual Purchase Price (as such term is defined in the Plan of Additional Stock Issuance).

(d)  On and after the Effective Date, there shall be no registration of transfers on the stock transfer books of Interim or the Bank of shares of Interim Common Stock or the Alliance Common Stock which were outstanding immediately prior to the Effective Date.

4.             Exchange of Shares.

(a)  At or after the Effective Date, each holder of a certificate or certificates theretofore evidencing issued and outstanding shares of Alliance Common Stock, upon surrender of the same to an agent, duly appointed by the Company (the “Exchange Agent”), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Company Common Stock for which the shares of Alliance Common Stock theretofore represented by the certificate or certificates so surrendered shall have been converted as provided in Section 3 hereof.  Promptly following the Effective Date, the Company shall cause the Exchange Agent to mail to each holder of record of an outstanding certificate which immediately prior to the Effective Date evidenced shares of Alliance Common Stock, and which is to be exchanged for Company Common Stock as provided in Section 3 hereof, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the Exchange Agent) advising such holder of the terms of the exchange effected by the Merger and of the procedure for surrendering to the Exchange Agent such certificate in exchange for a certificate or certificates evidencing Company Common Stock.

(b)  After the Effective Date, certificates which, prior to the Effective Date, represented shares of Alliance Common Stock shall be treated as evidencing the right to receive the number of full shares of Company Common Stock into which the shares of Alliance Common Stock represented by such certificates shall have been converted by virtue of the Merger.

(c)  If any certificate evidencing shares of Company Common Stock is to be issued in a name other than that in which the certificate evidencing Alliance Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Company Common Stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

5.    No Dissenting Shares.  Pursuant to the provisions of Section 1571(b)(1)(i) of the Pennsylvania Business Corporation Law (the “PBCL”), holders of the outstanding shares of Alliance Common Stock shall not have any right to dissent under Subchapter D of the PBCL, as made applicable pursuant to the provisions of Sections 1607 and 1222 of the Code, or any successor thereto.

6.    Name of Surviving Bank.  The name of the Surviving Bank shall remain “Greater Delaware Valley Savings Bank” and the Surviving Bank shall continue to do business as “Alliance Bank.”

7.    Directors of the Surviving Bank.  Upon and after the Effective Date, until changed in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank and applicable law, the number of directors of the Surviving Bank shall be ten (10).  The names and addresses of those persons who, upon and after the Effective Date, shall be directors of the Surviving Bank are set forth in Schedule A hereto, which is hereby incorporated herein by reference.  Each such director shall serve for the term which expires at the annual meeting of shareholders of the Surviving Bank in the year set forth after his respective name in Schedule A, and until a successor is elected and qualified.

8.    Officers of the Surviving Bank.  Upon and after the Effective Date, until changed in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank and applicable law, the officers of the Bank immediately prior to the Effective Date shall be the officers of the Surviving Bank.

9.    Offices.  Upon the Effective Date, all offices of the Bank and Interim (which shall have no offices) shall be offices of the Surviving Bank.  As of the Effective Date, the home office of the Surviving Bank shall remain at 541 Lawrence Road, Broomall, Pennsylvania 19008 and the location of the other offices of the Surviving Bank shall be as set forth in Schedule B hereto, which is hereby incorporated herein by reference, except for the addition of offices authorized or the deletion of offices closed subsequent to the date hereof and the Effective Date.

10. Articles of Incorporation and Bylaws.  On and after the Effective Date, the Articles of Incorporation and Bylaws of the Bank as in effect immediately prior to the Effective Date shall be the Articles of Incorporation and Bylaws of the Surviving Bank until amended in accordance with the terms thereof and applicable law.

11. Deposit Accounts.  Upon the Effective Date, all deposit accounts of Interim, if any, without reissue, shall be and become deposit accounts of the Surviving Bank without change in their respective terms, including, without limitation, maturity, minimum required balances or withdrawal value.

12. Rights and Powers of MHC and Company.  Upon the Effective Date, the Charter and Bylaws of the MHC and the Company, respectively, shall be in the form approved by the OTS for charters and bylaws for federally chartered mutual holding companies and subsidiary holding companies, respectively.  The rights and powers of the MHC and the Company upon consummation of the Reorganization will be as specified in their respective Charter and Bylaws, applicable laws and regulations and policies of governing regulatory authorities.  Without limiting the foregoing, following consummation of the Reorganization, the Company shall have authority to issue to persons other than the MHC an amount of common stock and securities convertible into common stock which in the aggregate is less than 50% of the issued and outstanding common stock of the Company.  The Company also shall have authority to issue equity or debt securities other than common stock and securities convertible into common stock following consummation of the Reorganization, subject to the terms of its Charter and Bylaws, including any amendments thereto.  The Company’s ability to issue debt or equity securities upon consummation of the Reorganization shall be subject to the approval of the Board of Directors of the Company and the requirements of applicable laws and regulations.  Holders of deposit accounts with the Bank shall have the rights enumerated in the Charter and Bylaws of the MHC.  Voting rights in the Company and the Bank will be held and exercised exclusively by the holder or holders of the capital stock of the Company and the Bank.

13. Stock Compensation Plans.  As of the Effective Date of the Merger, rights and obligations outstanding under the Bank’s existing Employee Stock Ownership Plan (“ESOP”) shall be assumed by the Company and thereafter shall be rights only for shares of Company Common Stock, with each such right being for a number of shares of Company Common Stock equal to the number of shares of Alliance Common Stock that were available thereunder immediately prior to the Effective Date multiplied by the Exchange Ratio, taking into consideration the payment of cash in lieu of fractional shares, and with no other change in any term or condition of such right.  The Company shall have the authority to make appropriate amendments to the ESOP to reflect the Merger without adverse effect upon the allocation of Company Common Stock or participants’ accounts thereunder.

14. Shareholder Approval.  The affirmative vote of the holders of two-thirds of the issued and outstanding shares of Alliance Common Stock shall be required to approve this Agreement on behalf of the Bank and the approval of the Company, as the sole holder of Interim Common Stock, shall be required to approve this Agreement on behalf of Interim.  The MHC in approving this Agreement has determined to vote the shares of Alliance Common Stock which it holds in favor of the Agreement.

15. Registration; Other Approvals.  In addition to the approvals set forth in Sections 2 and 14 hereof, the parties’ obligations to consummate the Merger and the Reorganization shall be subject to (i) the Company Common Stock to be issued hereunder in exchange for Alliance Common Stock being registered under the Securities Act of 1933, as amended, and registered or qualified under applicable state securities laws, except in each case to the extent that the Company relies on an applicable exemption therefrom, (ii) the qualification of the Company Common Stock for listing on the Nasdaq National Market or the Nasdaq Capital Market, and (iii) the receipt of all other approvals, consents or waivers as the parties may deem necessary or advisable.  The Merger and the Reorganization are not conditioned upon the consummation of the offering pursuant to the Plan of Additional Stock Issuance.

16. Income Tax Matters.  The parties hereto shall have received opinions of counsel or of their independent public accountants, satisfactory to them in form and substance, with respect to the federal and Pennsylvania income tax consequences of the Agreement and the formation of a mid-tier holding company, as contemplated therein.

17. Abandonment of Agreement.  This Agreement may be abandoned by the Bank, the MHC, the Company or Interim at any time before the Effective Date in the event that (a) any action, suit, proceeding or claim has been instituted, made or threatened relating to the Agreement which shall make consummation of the transaction contemplated hereby inadvisable in the opinion of the Bank, the MHC, the Company or Interim, (b) the approval by the FDIC, the OTS or the Department of the transactions contemplated by this Agreement contains any restriction or condition which, in the sole discretion of the Boards of Directors of the Bank and the MHC, is deemed to be adverse to the Bank, the MHC or the Bank shareholders or depositors, or (c) for any other reason consummation of the transaction contemplated hereby is inadvisable in the opinion of the Bank or the MHC.  Such abandonment shall be effected by written notice to the other parties, authorized or approved by the Board of Directors of the party giving such notice.  Upon the giving of such notice, this Agreement shall be terminated and there shall be no liability hereunder or on account of such termination on the part of the Bank, the MHC, the Company or Interim or the directors, officers, employees, agents or shareholders of any of them.  In the event of abandonment of this Agreement, the Bank shall pay the fees and expenses incurred by itself, the MHC, Interim and the Company in connection with this Agreement and the Merger.

18. Amendments.  To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by the parties hereto upon the approval of the Board of Directors of each of the parties hereto; provided, however, that the provisions of Section 3 hereof relating to the consideration to be exchanged for shares of Alliance Common Stock shall not be amended after the meeting of shareholders of the Bank at which this Agreement is considered so as to decrease the amount or change the form of such consideration without the approval of such shareholders.

19. Successors.  This Agreement shall be binding on the successors of the parties hereto.

20. Counterparts.  This Agreement may be executed in one or more counterparts.

21. Governing Law.  To the extent not preempted by Federal law, this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the Bank, the MHC, Interim and the Company have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

Attest:	GREATER DELAWARE VALLEY SAVINGS BANK, d/b/a ALLIANCE BANK

/s/ Kathleen P. Lynch	By:	/s/ Dennis D. Cirucci
Kathleen P. Lynch,		Dennis D. Cirucci,
Vice President and Corporate Secretary		President and Chief Executive Officer

Attest:	GREATER DELAWARE VALLEY HOLDINGS, A MUTUAL HOLDING COMPANY

/s/ Kathleen P. Lynch	By:	/s/ Dennis D. Cirucci
Kathleen P. Lynch,		Dennis D. Cirucci,
Vice President and Corporate Secretary		President and Chief Executive Officer

Attest:	ALLIANCE INTERIM SAVINGS BANK
(In Organization)

/s/ Kathleen P. Lynch	By:	/s/ Dennis D. Cirucci
Kathleen P. Lynch,		Dennis D. Cirucci,
Vice President and Corporate Secretary		President and Chief Executive Officer

Attest:	ALLIANCE BANCORP, INC. OF PENNSYLVANIA
(In Organization)

/s/ Kathleen P. Lynch	By:	/s/ Dennis D. Cirucci
Kathleen P. Lynch,		Dennis D. Cirucci,
Vice President and Corporate Secretary		President and Chief Executive Officer

SCHEDULE A

Directors of the Surviving Bank

Name	Term Expires

James S. Carr	2007

Dennis D. Cirucci	2008

J. William Cotter, Jr.	2009

Timothy E. Flatley	2008

William E. Hecht	2009

Peter J. Meier	2008

John A. Raggi	2009

G. Bradley Rainer	2007

Philip K. Stonier	2008

R. Cheston Woolard	2007

The address of each of the above-listed directors is c/o Alliance Bank, 541 Lawrence Road, Broomall, PA 19008.

SCHEDULE B

Offices of the Surviving Bank

Home Office

541 Lawrence Road

Broomall, PA 19008

Branch Offices

69th and Walnut Streets

Upper Darby, PA 19082

925 Providence Road

Secane, PA 19018

Newtown Square Shopping Center

Newtown Square, PA 19073

500 East Township Line Road

Havertown, PA 19083

9 East Baltimore Pike

Lansdowne, PA 19050

153 Saxer Avenue

Springfield, PA 19064

Shoppes at Brinton Lake

979 Baltimore Pike

Glen Mills, PA 19342

Paoli Shopping Center

82 E. Lancaster Avenue

Paoli, PA 19301